WHITE & CASE

White & Case LLP
701 Thirteenth Street, NW
Washington, DC 20005

Tel + 1 202 626 3600
Fax + 1 202 639 9355
www.whitecase.com




05008704


SEC MAIL PROCESSING
RECEIVED
WASH. D.C. 192 SECTION

June 3, 2005

BY HAND

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.

Re: Sahaviriya Steel Industries Public Company Limited Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Steel Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, news clarification submitted to the Stock Exchange of Thailand on May 30, 2005 and Resolutions of the Board of Directors' Meeting submitted to the Stock Exchange of Thailand on May 26, 2005.

Please contact Daniel J. Duncan of this office at (202) 626-3630 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

Daniel J. Duncan
Legal Assistant Clerk


PROCESSED
JUN 09 2005
THOMSON
FINANCIAL

Enclosure



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http:// www.ssi-steel.com
Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

ISO 9001
ISO 14001
TIS 18001

(English Translation)


SEC MAIL PROCESSING
RECEIVED
192
WASH, D.C.
SECTION

Ref. No. SEC 056/2005 May 30, 2005

RE : News Clarification

To : President
The Stock Exchange of Thailand

According to news on page 17 of the Manager newspaper dated May 30, 2005, it was released that "SSI invests in the smelting project will double profit on cost saving and value added."

SSI would like to clarify that the smelting project is run by Sahaviriya Group and the fund raising for the project is responsible by Sahaviriya Group. Therefore it is not concerned with SSI.

Please be informed accordingly.

Faithfully Yours,

- Signature -

Mr.Win Viriyaprapaikit
President



SSI

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)

HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8

โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)

PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421

http:// www.ssi-steel.com

ISO 9001
ISO 14001
TIS 18001

(English Translation)

Ref. No. SEC 056/2005 May 30, 2005

RE : News Clarification

To : President
The Stock Exchange of Thailand

According to news on page 17 of the Manager newspaper dated May 30, 2005, it was released that "SSI invests in the smelting project will double profit on cost saving and value added."

SSI would like to clarify that the smelting project is run by Sahaviriya Group and the fund raising for the project is responsible by Sahaviriya Group. Therefore it is not concerned with SSI.

Please be informed accordingly.

Faithfully Yours,

- Signature -

Mr.Win Viriyaprapaikit
President



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

ISO 9001
ISO 14001
TIS 18001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

(English Translation)

Ref. S.E.C. 054/2005 May 26, 2005

Subject: To report resolutions of the Board of Directors' Meeting

Attn. : The President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Sahaviriya Steel Industries Public Company Limited No.2/2005 held on May 26, 2005 has passed resolution to increase the issuance of Bill of Exchange amount of Baht 2,000 million from no more than Baht 3,000 million to no more than Baht 5,000 million, at any period, with credit term of no more than 270 days to be used as working capital of the Company. The meeting also empowered the Authorized Directors or any person who is authorized by Authorized Directors or Chairman of the Board of Directors or Chairman of the Board of Executive Directors to consider and determine issuing Bill of Exchange in respect of terms and conditions such as offering period, interest rate and sale offering etc., as well as taking further necessary actions to complete the transaction.

For your acknowledgment.

Yours faithfully,
Sahaviriya Steel Industries Public Company Limited

- signature-
Mr. Win Viriyaprapaikit
President



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพฯ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9001
ISO 14001
TIS 18001

(English Translation)

Ref. S.E.C. 053/2005 May 26, 2005

Re: Report on the resolutions of the Board of Directors'Meeting

Attn. : President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Sahaviriya Steel Industries Public Company Limited No.2/2005 held on May 26, 2005 have resolved that approved the re-appointment the retired members of the Audit Committee to be the Company's Audit Committee for another term, effective from 30 June 2005 are as follows:-

Audit Committee Chairperson	Professor Kesree Narongdej
Audit Committee Member	Mr. Visith Noiphan
Audit Committee Member	Mr. Prateep Buphaintr
Audit Committee Secretary	Mrs. Wannee Sirikanchana

The company hereby submits herewith the Form for Report on Names of Members and Scope of Performance of the Audit Committee (F24-3).

For your acknowledgment.

Yours faithfully,
Sahaviriya Steel Industries Public Company Limited

\- Signature -

Mr. Win Viriyaprapaikit
President

Set452e.doc

Form for Report on Names of Members and Scope of Performance of the Audit Committee

The Board of Directors of Sahaviriya Steel Industries Public Company Limited at meeting No.2/2005 held on May 26, 2005 passed resolutions concerning the re-appointment of its Company Audit Committee whose term of service will be terminated on June 29, 2005. The appointed term is three-year effective from June 30, 2005 to June 29, 2008.

1. Names of members of the Audit Committee comprise of:

Chairperson of the Audit Committee	Professor Kesree Narongdej
Member of the Audit Committee	Mr. Visith Noiphan
Member of the Audit Committee	Mr. Prateep Buphaintr
Secretary to the Audit Committee	Mrs. Wannee Sirikanchana

2. Sahaviriya Steel Industries Public Company Limited's Audit Committee, which represents the Company's Board of Directors is responsible for the following duties stated on the charter, and must report to the Company's Board of Directors on:-
   1. To ascertain that the Company's financial reports are accurate and adequate.
   2. To ascertain that the Company's systems of internal control and internal auditing are appropriate and effective.
   3. To ascertain that the Company is acting in compliance with all laws and regulations that have to do with securities, the stock exchange, and the Company's line of business.
   4. To review the Company's risk management system, with particular focus on the Company's main sources of risk.
   5. To consider and select the Company's auditor, and propose his/her appointment and remuneration.
   6. To ascertain that the disclosure of corporate information in the event of related-party transactions or potential conflicts of interest is accurate and complete.
   7. To consider hiring special consultants, at the Company's expense, if particular advice or expert knowledge is required.
   8. To perform whatever other functions are assigned to it by the Board of Directors if they meet with the approval of the Audit Committee.
   9. To report to the Board of Directors what changes or improvements the Audit Committee deems suitable if it discovers or suspects the following:
      9.1 Conflicts of interest.
      9.2 Fraud, irregularities or significant deficiencies in the system of internal control.
      9.3 Violations of the laws or regulations pertaining to securities, the stock exchange, or the Company's line of business.
   10. To report the operational results of the Audit Committee to the Board of Directors at least twice a year.
   11. To report the activities of the Audit Committee to the Company's shareholders in the form of a report submitted to the Board of Directors, signed by the Chairman of the Audit Committee, and published in the Company's annual report.

The Company hereby certifies that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand.

-Signature-
Signed ____________________ Director
(Mr. Kamol Juntima)

-Signature-
Signed ____________________ Director
(Mr. Win Viriyaprapaikit)



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http:// www.ssi-steel.com

Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

ISO 9001
ISO 14001
TIS 18001

(English Translation)

Ref. S.E.C. 054/2005 May 26, 2005

Subject: To report resolutions of the Board of Directors' Meeting

Attn. : The President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Sahaviriya Steel Industries Public Company Limited No.2/2005 held on May 26, 2005 has passed resolution to increase the issuance of Bill of Exchange amount of Baht 2,000 million from no more than Baht 3,000 million to no more than Baht 5,000 million, at any period, with credit term of no more than 270 days to be used as working capital of the Company. The meeting also empowered the Authorized Directors or any person who is authorized by Authorized Directors or Chairman of the Board of Directors or Chairman of the Board of Executive Directors to consider and determine issuing Bill of Exchange in respect of terms and conditions such as offering period, interest rate and sale offering etc., as well as taking further necessary actions to complete the transaction.

For your acknowledgment.

Yours faithfully,
Sahaviriya Steel Industries Public Company Limited

- signature-
Mr. Win Viriyaprapaikit
President



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9001
ISO 14001
TIS 18001

(English Translation)

Ref. S.E.C. 053/2005 May 26, 2005

Re: Report on the resolutions of the Board of Directors'Meeting

Attn. : President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Sahaviriya Steel Industries Public Company Limited No.2/2005 held on May 26, 2005 have resolved that approved the re-appointment the retired members of the Audit Committee to be the Company's Audit Committee for another term, effective from 30 June 2005 are as follows:-

Audit Committee Chairperson	Professor Kesree Narongdej
Audit Committee Member	Mr. Visith Noiphan
Audit Committee Member	Mr. Prateep Buphaintr
Audit Committee Secretary	Mrs. Wannee Sirikanchana

The company hereby submits herewith the Form for Report on Names of Members and Scope of Performance of the Audit Committee (F24-3).

For your acknowledgment.

Yours faithfully,
Sahaviriya Steel Industries Public Company Limited

- Signature -

Mr. Win Viriyaprapaikit
President

Set452e.doc

Form for Report on Names of Members and Scope of Performance of the Audit Committee

The Board of Directors of Sahaviriya Steel Industries Public Company Limited at meeting No.2/2005 held on May 26, 2005 passed resolutions concerning the re-appointment of its Company Audit Committee whose term of service will be terminated on June 29, 2005. The appointed term is three-year effective from June 30, 2005 to June 29, 2008.

1. Names of members of the Audit Committee comprise of:

Chairperson of the Audit Committee	Professor Kesree Narongdej
Member of the Audit Committee	Mr. Visith Noiphan
Member of the Audit Committee	Mr. Prateep Buphaintr
Secretary to the Audit Committee	Mrs. Wannee Sirikanchana

2. Sahaviriya Steel Industries Public Company Limited's Audit Committee, which represents the Company's Board of Directors is responsible for the following duties stated on the charter, and must report to the Company's Board of Directors on:-
   1. To ascertain that the Company's financial reports are accurate and adequate.
   2. To ascertain that the Company's systems of internal control and internal auditing are appropriate and effective.
   3. To ascertain that the Company is acting in compliance with all laws and regulations that have to do with securities, the stock exchange, and the Company's line of business.
   4. To review the Company's risk management system, with particular focus on the Company's main sources of risk.
   5. To consider and select the Company's auditor, and propose his/her appointment and remuneration.
   6. To ascertain that the disclosure of corporate information in the event of related-party transactions or potential conflicts of interest is accurate and complete.
   7. To consider hiring special consultants, at the Company's expense, if particular advice or expert knowledge is required.
   8. To perform whatever other functions are assigned to it by the Board of Directors if they meet with the approval of the Audit Committee.
   9. To report to the Board of Directors what changes or improvements the Audit Committee deems suitable if it discovers or suspects the following:
      9.1 Conflicts of interest.
      9.2 Fraud, irregularities or significant deficiencies in the system of internal control.
      9.3 Violations of the laws or regulations pertaining to securities, the stock exchange, or the Company's line of business.
   10. To report the operational results of the Audit Committee to the Board of Directors at least twice a year.
   11. To report the activities of the Audit Committee to the Company's shareholders in the form of a report submitted to the Board of Directors, signed by the Chairman of the Audit Committee, and published in the Company's annual report.

The Company hereby certifies that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand.

-Signature-
Signed ____________________ Director
(Mr. Kamol Juntima)

-Signature-
Signed ____________________ Director
(Mr. Win Viriyaprapaikit)